Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: PulteGroup Inc.

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Ave. Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

PulteGroup (PHM)
Vote Yes: Proposal #5 – Reducing Greenhouse Gas Emissions

Annual Meeting: April 30, 2025

CONTACT: Kelly Poole | kpoole@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board adopt Paris-aligned greenhouse gas emission reduction goals.

SUMMARY

PulteGroup, one of the largest residential home builders in the U.S., constructs homes in 25 states.1 Many states are already facing climate-related harm -- from water shortages and heatwaves to intensifying storms and sea level rise. These challenges are reshaping homeowner needs, regulatory policies, and market expectations. As a homebuilder with a carbon-intensive value chain, PulteGroup must stay competitive amid proliferating green building regulations, increasing demand for energy-efficient homes, resource constraints, and supply chain disruptions. However, PulteGroup has failed to fully respond to these risks, raising investor concerns about the Company’s long-term competitiveness.

In addition to the impact of climate change to PulteGroup’s business success, investors are scrutinizing their portfolio companies’ contributions to global emissions. For example, a national insurance crisis is in full gear due to catastrophic, climate-related weather events. This, in turn, threatens to trigger a nationwide mortgage crisis as property values decline in climate-vulnerable areas, from the wildfire prone West to coastal hurricane zones and storm-battered regions of the Midwest. Investors, particularly diversified investors, are concerned about the financial harm from these events and thus seek a plan for Paris-aligned greenhouse gas emission reductions from their portfolio companies.

Despite mounting climate risk, PulteGroup has initiated only limited low-carbon actions. It has not disclosed a comprehensive forward-looking plan to mitigate climate-related risk and reduce its value chain emissions. Meanwhile, its peers have expanded their disclosures and are capitalizing on the advantages of a low-carbon business model, leaving PulteGroup at a competitive disadvantage.

To ensure PulteGroup responds to these material climate-related risks and remains competitive in an industry being redefined by climate change, investors request the Board disclose how PulteGroup plans to address growing climate-related business impediments and reduce its value chain greenhouse gas (GHG) emissions in alignment with interim and long-term science-based climate goals.

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1 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000822416/f76bf8fd-58b7-4cf3-a9db-f1a05af8f238.pdf p.3

2025 Proxy Memo PulteGroup Inc | Reducing Greenhouse Gas Emissions

RATIONALE FOR A YES VOTE

1.	PulteGroup is exposed to regulatory, competitive, and physical climate-related risks.
2.	PulteGroup has not implemented the proposal and fails to report on how it intends to reduce GHG emissions.
3.	PulteGroup lags peers in disclosing climate-related goals and decarbonization plans.

DISCUSSION

1.	PulteGroup is exposed to regulatory, competitive, and physical climate-related risks.

The residential construction industry is carbon-intensive, with emissions concentrated in the upstream production of building materials and in the downstream use of energy in homes. PulteGroup’s emissions reflect this industry trend with 97% of the Company’s emissions in its value chain.2

Building and selling homes with high emission footprints exposes PulteGroup to the risk of not being prepared for new green building regulations. PulteGroup acknowledges these risks in its 2024 10-K report: “Government restrictions, standards, or regulations intended to reduce greenhouse gas emissions…could reduce our housing gross profit margins and adversely affect our results of operations.”3

Climate-related regulations in the western U.S., where PulteGroup sold nearly 20% of its homes in 2024, are increasing annually, particularly in California.4 In 2022, California updated its energy code to require all new, single-family homes to be electric-ready, and approved a state-wide ban for new in-home gas furnaces and water heaters beginning in 2030.5 New climate-related regulations are not restricted to California and may be expanding among states as action at the federal level declines.

There are currently 152 local governance ordinances spanning 12 states limiting the use of fossil fuels in buildings.6 This growing patchwork of local regulations highlights the need for a company-wide decarbonization plan to avoid a fragmented, reactionary approach to emissions reduction, which will leave PulteGroup constantly adapting to new regulations as they are implemented, increasing compliance costs and operational inefficiencies. A company-wide decarbonization plan ensures long-term stability, reduces regulatory risk, and positions PulteGroup as an industry leader rather than a follower — ultimately providing a competitive edge as climate policies continue to expand.

At the same time, financial incentives for home decarbonization are growing, creating opportunities for PulteGroup to transition without sacrificing affordability. One example is California’s Electric Homes Program that offers funding to residential builders constructing new homes with all-electric appliances and equipment, helping offset the costs of certain low-carbon technologies.7 Leveraging these incentives would not only simplify Pulte’s regulatory compliance but also enhance its home affordability and buyer appeal, aligning with market trends and consumer demand for energy-efficient housing.

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2 https://pultegroupcares.com/sustainability/2023-report/ p.29

3 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000822416/f76bf8fd-58b7-4cf3-a9db-f1a05af8f238.pdf p.14

4 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000822416/f76bf8fd-58b7-4cf3-a9db-f1a05af8f238.pdf p.28

5 https://www.energy.ca.gov/sites/default/files/2021-08/CEC_2022_EnergyCodeUpdateSummary_ADA.pdf p.9; https://www.npr.org/2022/09/23/1124511549/california-plans-to-phase-out-new-gas-heaters-by-2030

6 https://buildingdecarb.org/zeb-ordinances

7 https://caelectrichomes.com/incentives/

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2025 Proxy Memo PulteGroup Inc | Reducing Greenhouse Gas Emissions

Energy-efficient homes provide a range of benefits for consumers including long-term savings on utility bills.8 For example, homes with air-source heat pumps can save homeowners up to $650 a year on operational costs.9 This is a critical selling point for PulteGroup as the average U.S. residential customer has seen electricity rates jump by nearly 40% since 2010.10

Energy efficiency is no longer just a bonus — it is a key factor influencing homebuyer decisions and resale value. Consumer interest in energy-efficient homes has caught the attention of the National Association of Realtors, which reports that 57% of surveyed realtors consider energy efficiency somewhat or very valuable in listings.11 If PulteGroup does not prioritize the decarbonization of its homes, it risks falling behind competitors who are better prepared to meet growing consumer demand for sustainable, low carbon, cost-saving housing.

In addition to shifting market preferences, the Company faces increasing exposure to severe physical risks from climate change. As noted in its 10-K, “Natural disasters, severe weather conditions and changing climate patterns could delay deliveries, increase costs, and decrease demand for new homes in affected areas.”12 PulteGroup must be prepared. A recent study found that productivity losses from heat are expected to increase up to 30–40% under the worst climate change scenario by the end of the century.13 This could have financial consequences for the Company, particularly in states where extreme heat already threatens its labor force. For example, a recent study evaluating the impact of extreme heat on California’s economy, a large revenue source for PulteGroup, found the total lost work time among weather-exposed workers, such as home construction laborers, is valued between $7.7 million and $210 million per extreme heat event.14 Investors are concerned that PulteGroup will need to pass costs from heat-related delays along to customers, making it more difficult to maintain home affordability.

Finally, because of the increased severity and frequency of natural disasters, property insurance is increasingly expensive and, in certain states, unavailable from private insurance providers. In Florida and Texas, states representing nearly half of PulteGroup’s business, homeowners are facing the highest home insurance prices in the U.S., and in California, insurance giants State Farm, Allstate, Farmers and Safeco all announced decisions to halt or slow sales of new policies in recent years, a serious deterrent to home buying.15

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8 https://www.energystar.gov/newhomes/features-benefits/better-resale-value

9 https://zillow.mediaroom.com/2022-04-18-Eco-friendly-features-help-homes-sell-up-to-10-days-faster; https://www.nrel.gov/news/press/2024/benefits-of-heat-pumps-detailed-in-new-nrel-report.html

10 https://energyinnovation.org/wp-content/uploads/Clean-Energy-Isnt-Driving-Power-Price-Spikes.pdf

11 https://www.nar.realtor/research-and-statistics/research-reports/realtors-and-sustainability

12 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000822416/f76bf8fd-58b7-4cf3-a9db-f1a05af8f238.pdf p.14

13 https://pmc.ncbi.nlm.nih.gov/articles/PMC10434255/

14 https://www.insurance.ca.gov/01-consumers/180-climate-change/upload/Impacts-of-extreme-heat-to-California-s-people-infrastructure-and-economy-by-California-Department-of-Insurance-June-2024.pdf, p.33

15 https://www.brookings.edu/articles/how-is-climate-change-impacting-home-insurance-markets/; https://www.insurance.com/home-insurance/state-farm-stops-selling-home-insurance-in-california

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2025 Proxy Memo PulteGroup Inc | Reducing Greenhouse Gas Emissions

By reducing its own emissions and promoting broader decarbonization, PulteGroup can help mitigate the climate risks that directly impact its business. As global warming advances, difficulties in obtaining insurance or increased insurance costs will result in lower demand for homes and increased total cost of ownership. In contrast, fewer severe weather events means less supply chain disruption, fewer construction delays, and a favorable insurance market—leading to long-term financial security for PulteGroup and its sector.

2.	PulteGroup has not implemented the Proposal and fails to report on how it intends to reduce its GHG emissions.

PulteGroup has not disclosed GHG emission reduction targets, and additionally, it is unclear if and how its current sustainability efforts will contribute to reducing its full value chain GHG emissions.

In its opposition statement, PulteGroup states: “We set the ambitious goal of having all new single-family homes started in 2025 and beyond capable of qualifying as ENERGY STAR® 3.1 Certified.” While ENERGY STAR is a commonly used benchmark, its requirements fall behind state building codes in places like California and Massachusetts.16 Additionally, PulteGroup’s adoption rate falls short of industry peers. For example, Meritage Homes has built 100% ENERGY STAR-certified homes since 2009, and KB Home delivered twice as many ENERGY STAR-certified homes as PulteGroup in 2023 alone,17 putting PulteGroup behind competitors.

Beyond energy efficiency, PulteGroup’s disclosures fail to address other key areas of carbon intensity such as sourcing low-carbon steel and cement, transitioning from natural gas to electric furnaces and water heaters, plans to expand EV charging infrastructure and rooftop solar panels, and reducing supply chain transportation emissions. Investors evaluate these factors when assessing climate risk, and PulteGroup’s lack of action and/or transparency raises concern about the Company’s readiness for a low-carbon economy.

To define expectations for climate risk management, members of the CA100+, an investor-lead initiative, created the Net Zero Benchmark (the Benchmark). Benchmark criteria include that companies set 1.5°C-aligned interim and long-term emission reduction targets covering Scope 1, 2, and 3 emissions. The Benchmark also creates quantitative forward-looking climate transition plans. PulteGroup’s misalignment with the Benchmark is a signal to investors that the Company is lagging best practices, ignoring investor expectations, and failing to align its emissions with global climate goals.

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16 https://www.cpuc.ca.gov/industries-and-topics/electrical-energy/demand-side-management/energy-efficiency/zero-net-energy#:~:text=All%20new%20residential%20construction%20will,will%20be%20ZNE%20by%202025; https://www.mass.gov/info-details/building-energy-code#energy-efficiency-provisions-of-the-state-building-code-

17 https://d1io3yog0oux5.cloudfront.net/_e12b68c7bd4e63256b8e5d3d3c9b352d/meritagehomes/db/845/7273/pdf/Meritage+Homes_2023_ESG+Report__FINAL.pdf, p.7; https://s201.q4cdn.com/124745054/files/doc_financials/2023/sr/2023_SustainabilityReport_Final2.pdf p.63; https://pultegroupcares.com/sustainability/2023-report/ p.30

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2025 Proxy Memo PulteGroup Inc | Reducing Greenhouse Gas Emissions

Investors also measure companies against decarbonization pathways presented by leading experts such as the International Energy Agency (IEA). The IEA’s Net Zero Scenario designates a pivotal role for the building sector, including that all new buildings, and 20% of existing building stock, will be zero-carbon-ready by 2030.18 PulteGroup has also not disclosed if and how it will reduce its emissions in line with this guidance. If the building sector is to align with this science-based scenario, there must be immediate and sector-wide investments. PulteGroup has not disclosed if it is actively collaborating with suppliers toward this goal.

3.	PulteGroup lags peers in disclosing climate-related goals and decarbonization plans.

Investors are concerned that PulteGroup’s peers have more advanced decarbonization efforts, particularly in energy efficiency. A key industry standard for measuring home energy efficiency is the Home Energy Rating System (HERS) Index, where a lower score indicates a more efficient home. KB Home discloses an average HERS score of 46, significantly outperforming PulteGroup’s average of 58.19 KB Home also set a goal in 2021 to improve its average HERS score by 2025, demonstrating its commitment to retaining its leadership in energy efficiency. Achieving this target will save KB Home’s customers over $1,000 annually on utility bills—a strong competitive advantage. 20 PulteGroup’s comparatively weak energy efficiency performance puts it at a competitive disadvantage as customers increasingly seek more affordable homes.

Additionally, competitor KB Home disclosed that in 2023, 38% of the homes it sold were all-electric—demonstrating a clear commitment to reducing residential carbon emissions.21 By replacing gas furnaces and water heaters with high-efficiency electric alternatives, KB Home is not only cutting the largest sources of a home’s operational emissions but also protecting homeowners from the health risks associated with natural gas.22 This transition positions KB Home as a leader in sustainable homebuilding, aligning with growing regulatory pressures and consumer demand for cleaner, more resilient housing. Meanwhile, PulteGroup has not disclosed the number of all-electric homes or any plans to scale electrification—leaving investors uncertain about how it intends to remain competitive in a rapidly evolving market.

In addition to energy efficiency goals, 77 U.S. companies in the homebuilding, real estate, and construction and engineering sectors have committed to set or have already set GHG emission reduction targets through the globally recognized Science Based Target initiative (SBTi).23 While these companies may not be direct peers, their commitments reinforce that decarbonizing buildings is both achievable and necessary. This growing willingness to set science-aligned targets signals to investors that meaningful emissions reductions in the built environment are possible—further emphasizing the need for homebuilders like PulteGroup to follow suit.

As a leading but high-emitting residential construction company, PulteGroup has an influential position that could contribute to shifting the building sector toward net zero emissions. Disclosing emission reduction targets will send an important signal throughout PulteGroup’s value chain, including its materials suppliers, sparking innovation and collaboration. By adopting emission reduction targets and reducing the emissions from its full value chain, PulteGroup can mitigate financial risk posed by heightened climate regulations, meet shifting consumer demands, and help retain its competitive advantage in the quickly decarbonizing buildings sector.

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18 https://www.iea.org/energy-system/buildings#tracking

19 https://s201.q4cdn.com/124745054/files/doc_financials/2023/sr/2023_SustainabilityReport_Final2.pdf, p.23; https://pultegroupcares.com/sustainability/2023-report/ p.30

20 https://www.hersindex.com/hers-index/interactive-hersindex/interactive-hersindex-inside/#57

21 https://s201.q4cdn.com/124745054/files/doc_financials/2023/sr/2023_SustainabilityReport_Final2.pdf, p.23

22 https://news.stanford.edu/stories/2024/05/people-with-gas-and-propane-stoves-breathe-more-unhealthy-nitrogen-dioxide

23 https://sciencebasedtargets.org/companies-taking-action#dashboard

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2025 Proxy Memo PulteGroup Inc | Reducing Greenhouse Gas Emissions

RESPONSE TO PulteGroup’s BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

PulteGroup says: “PulteGroup believes adhering to well-established energy measurements carries more resonance for consumers than aggregate GHG emissions across our enterprise.”

While energy efficiency certifications like HERS and ENERGY STAR provide valuable insights for consumers, they do not fully capture a company’s climate impact or its exposure to climate-related risk. For example, while the average energy efficiency of PulteGroup’s homes may improve, it does not guarantee that its absolute emissions have reduced, nor that it is sufficiently prepared to thrive in the decarbonizing home building sector.

Investors and regulators increasingly expect companies to disclose and manage their full GHG emissions—spanning supply chains, construction materials, and operations. By focusing solely on efficiency without a broader emissions reduction strategy, PulteGroup lacks a clear, accountable approach to comprehensive climate risk management.

Moreover, consumer demand for sustainability is evolving beyond efficiency ratings. Homebuyers and investors are scrutinizing builders’ overall climate commitments, while the tightening regulations on building electrification and embodied carbon could leave PulteGroup vulnerable to policy shifts. To remain competitive and reassure investors, PulteGroup must move beyond limited efficiency metrics and adopt a transparent, forward-looking strategy to reduce emissions across its entire value chain.

PulteGroup says: “We [PulteGroup] are making concerted efforts to ensure that our homes are comprised of materials that have a lower carbon footprint and require fewer fossil fuels to operate.”

While this effort is acknowledged, PulteGroup has not disclosed if it is successfully reducing its total carbon footprint, and without emission reduction targets, investors do not have the proper context to evaluate the efficacy of these efforts. Disclosing clear targets and emissions reductions will help investors understand that PulteGroup is becoming more competitive with its peers and reducing its overall climate impact.

CONCLUSION

Vote “Yes” on this Shareholder Proposal

This proposal increases transparency around risk management and will provide investors with the assurance that PulteGroup is prioritizing the management of financially material climate-related risks.

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For questions, please contact Kelly Poole, As You Sow, kpoole@asyousow.org

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2025 Proxy Memo PulteGroup Inc | Reducing Greenhouse Gas Emissions

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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